Filed Pursuant to Rule 433

Registration Statement No. 333-263882

LSB Industries Announces Secondary Offering of 13,500,000 Shares of Common Stock

by Selling Stockholders with the Company Repurchasing 5,500,000 of the Shares

OKLAHOMA CITY, OK — August 10, 2022 — LSB Industries, Inc. (NYSE:LXU) (“LSB” or the “Company”) today announced that affiliates of Eldridge Industries LLC (the “Selling Stockholders”) intend to offer for sale an aggregate of 13,500,000 shares of the Company’s common stock pursuant to the Company’s automatic shelf registration statement (the “Offering”) filed with the Securities and Exchange Commission (the “SEC”). The Selling Stockholders intend to grant the underwriters a 30-day option to purchase up to an aggregate of 1,200,000 additional shares of the Company’s common stock. The Selling Stockholders will receive all of the net proceeds from this offering. No shares are being sold by the Company.

Subject to the completion of the Offering, the Company intends to repurchase from the underwriters 5,500,000 shares of the common stock being sold in the Offering (the “Share Repurchase”) at a price per share equal to the price per share paid by the underwriters to the Selling Stockholders in the Offering. The Company intends to fund the Share Repurchase with cash on hand. The closing of the Share Repurchase is conditioned on, and expected to occur simultaneously with, the closing of the Offering. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed.

Goldman Sachs & Co. LLC and UBS Investment Bank will act as joint lead book-running managers for the Offering. Deutsche Bank Securities, Jefferies, Piper Sandler, RBC Capital Markets, BNP PARIBAS and Stifel will act as book-running managers for the Offering.

The Company has filed an automatic shelf registration statement (including a prospectus) relating to the Offering with the SEC on March 28, 2022 which became effective upon filing. Before you invest, you should read the prospectus in that registration statement, the accompanying prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. When available, copies of the prospectus supplement and accompanying prospectus related to the Offering may also be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com; UBS Securities LLC, Attn: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, telephone: (888) 827-7275 or email: ol-prospectus-request@ubs.com.

The Offering will be made only by means of a prospectus supplement and the accompanying prospectus. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offer to buy the securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

About LSB Industries, Inc.

LSB Industries, Inc., headquartered in Oklahoma City, Oklahoma, manufactures and sells chemical products for the agricultural, mining, and industrial markets. The Company owns and operates facilities in Cherokee, Alabama, El Dorado, Arkansas and Pryor, Oklahoma, and operates a facility for a global chemical company in Baytown, Texas. LSB’s products are sold through distributors and directly to end customers primarily throughout the United States. Committed to improving the world by setting goals that will reduce our environmental impact on the planet and improve the quality of life for all of its people, the Company is well positioned to play a key role in the reduction of global carbon emissions through its planned carbon capture and sequestration, and zero carbon ammonia strategies.

About Eldridge Industries LLC

Eldridge invests in businesses across the Insurance, Asset Management, Technology, Mobility, Sports & Gaming, Media, Real Estate, and Consumer landscapes. The firm seeks to build and grow businesses led by proven management teams that have demonstrated leadership and experience to scale an enterprise. Eldridge is headquartered in Greenwich, Connecticut, with additional offices in Beverly Hills, New York, and London. To learn more about Eldridge, please visit www.eldridge.com.

Forward-Looking Statements

This press release contains forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, including statements about the completion, timing and size of the proposed Offering. Each forward-looking statement is subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the Offering and Share Repurchase discussed above will be completed on the terms described or at all. Completion of the proposed Offering and Share Repurchase and the terms thereof are subject to numerous factors, many of which are beyond the control of LSB, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the prospectus included in the registration statement, in the form last filed with the SEC. These forward-looking statements speak only as of the date of this press release and LSB undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contacts:

Cheryl Maguire, Executive Vice President & CFO

(405) 510-3524

Fred Buonocore, CFA, Vice President of Investor Relations

(405) 510-3550

fbuonocore@lsbindustries.com